UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 29, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                      First Quarter Results: Solid performance in Q1 2008, dated 29 April, 2008.

First Quarter Results Press Release, 29 April 2008

Solid performance in Q1 2008

Highlights

• Solid Q1 performance in revenues, EBITDA and earnings

• Accelerating growth and continued market outperformance at E-Plus

• Resilient underlying EBITDA in the Netherlands

• Growth in mobile data, VoIP and TV; further improvement of net line loss

• Solid performance at Getronics

Group financials	Q1 2008	Q1 2007	Change
(In millions of euro, unless indicated otherwise)
Revenues and other income	3,570	2,924	22%
Of which revenues	3,532	2,918	21%

EBITDA	1,231	1,189	3.5%
EBITDA margin	34.5%	40.7%

Operating result (EBIT)	648	537	21%
Profit for the period (net result)	334	313	6.7%
Earnings per share (in euro)	0.19	0.16	19%

Cash flow from operating activities	648	834	-22%
Capital expenditure (PP&E and software)	-356	-276	29%
Proceeds from real estate	13	—	—
Tax recapture at E-Plus	46	—	—
Free cash flow	351	558	-37%

“We have delivered robust results with growth in revenues, EBITDA and earnings. Our recent acquisitions have made a good contribution and our existing businesses are also progressing well. Mobile International has shown excellent performance spearheaded by E-Plus where service revenue growth accelerated again and whose customer base now exceeds 15 million customers. First quarter performance in the Netherlands encourages us to expect that we will comfortably pass the 2008 EBITDA floor of EUR 3,174m provided in our guidance on February 5, 2008. Meanwhile we are on track to deliver EUR 2.4bn free cash flow in 2008 as per our guidance, despite first quarter free cash flow being lower than last year as a result of tax, interest, capex and working capital phasing differences. Overall we have made a strong start towards achieving the goals of our recently announced ‘Back to Growth’ strategy.”

Ad Scheepbouwer, CEO KPN

Corporate Communication	Investor Relations
Press Office
Tel: +31 70 4466300	Tel: +31 70 4460986
E-mail: press@kpn.com	E-mail: ir@kpn.com

KPN Group

Financial review

Revenues and other income	Q1 2008	Q1 2007	Change
(In millions of euro)
KPN Group	3,570	2,924	22%

- Consumer	980	1,037	-5.5%
- Business	795	830	-4.2%
- Getronics	515	—
- Wholesale & Operations	953	911	4.6%
- Other (incl. intercompany revenues)	-649	-716	9.4%
The Netherlands	2,594	2,062	26%

- E-Plus	755	698	8.2%
- BASE	150	152	-1.3%
- Mobile Wholesale NL	85	83	2.4%
- Other (incl. intercompany revenues)	38	4	>100%
Mobile International	1,028	937	9.7%

Revenues and other income

•                  Group revenues and other income up 22% to EUR 3.6bn, driven by acquisitions.

•                  Revenues and other income for the Netherlands were up 26% or EUR 532m due to the consolidation of Getronics (external revenues of EUR 504m in Q1 2008) and iBasis (external revenues of EUR 179m). Within Mobile International, revenues and other income increased by 9.7% or EUR 91m due to the organic growth at E-Plus, the acquisition of SMS Michel in Q1 and the acquisition effect of Tele2 Belgium (consolidated as of Q4 2007).

EBITDA	Q1 2008	Q1 2007	change
(In millions of euro)
KPN Group	1,231	1,189	3.5%

- Consumer	194	181	7.2%
- Business	190	194	-2.1%
- Getronics	24	—
- Wholesale & Operations	468	482	-2.9%
- Other	1	2	-50.0%
The Netherlands	877	859	2.1%

- E-Plus	284	253	12%
- BASE	54	60	-10%
- Mobile Wholesale NL	36	28	29%
- Other	-13	-4	>100%
Mobile International	361	337	7.1%

EBITDA

•                  EBITDA up 3.5% or EUR 42m, despite the impact of MTA tariff reductions (EUR 25m) and roaming tariff reductions of the same order of magnitude, driven by solid results of Getronics, continued profitable growth at Mobile International and a pick up in the Consumer business within the Netherlands.

Free cash flow down 37% to EUR 351m

In Q1 2008, free cash flow amounted to EUR 351m, which is EUR 207m less than in Q1 2007. The EUR 207m difference can be explained by:

•                  Circa EUR 80m due to higher capital expenditure

•                  Circa EUR 70m due to an increase in interest, of which roughly 70% is from a difference in the phasing of interest payments and roughly 30% is attributable to an increase of net debt

•                  Circa EUR 60m(1) due to tax as the company moved into a tax paying position.

First quarter working capital outflow amounted to EUR 274m, a EUR 46m higher outflow compared to Q1 2007. The increase was limited considering the spike of Q4 2007 capital expenditure, fully converting into cash payments in Q1 2008 (note that Q4 2007 capital expenditure was EUR 174m higher compared to Q4 2006) and the amalgamation of Getronics, which has seasonal working capital outflows in the first quarter. Full year free cash flow is expected to come in at least at EUR 2.4bn as per guidance, supported by the inversion of working capital seasonality, further progress on the working capital improvement program and the sale of real estate At the end of the second quarter, it is expected that seasonality effects will have largely reversed.

Higher effective tax rate and tax expense due to recognized deferred tax asset in Q4 2007

The effective tax rate in Q1 2008 was 29.6%, compared to 23.0% in Q1 2007. The increase was mainly caused by the recognition of deferred tax assets totaling EUR 1.3bn at E-Plus at December 31, 2007. As a result, a tax expense in line with the normal effective tax rate will be recorded for E-Plus in 2008 and onwards. For more information about the recognized deferred tax asset at E-Plus, please refer to the separate tax paper published on February 5, 2008 (available on www.kpn.com/ir).

EUR 106m corporate income tax paid in Q1 2008

In the course of 2007, Royal KPN and KPN Mobile had utilized all the tax losses from prior years. As a result, KPN moved into a tax paying position in the Netherlands in 2007. In Q1 2008 KPN paid approximately EUR 104m Dutch corporate income tax, of which EUR 46m was attributable to the E-Plus tax recapture.

Net debt to EBITDA(2) stable at 2.3x

Net debt at the end of Q1 2008 amounted to EUR 10.9bn compared to EUR 11.0bn in the previous quarter. This resulted in a net debt to EBITDA ratio of 2.3x (Q4 2007: 2.3x), comfortably within KPN’s target financial framework of 2.0-2.5x. KPN’s credit ratings remained unchanged at BBB+ with a negative outlook (Standard & Poor’s) and Baa2 with a stable outlook (Moody’s).

EUR 850m Eurobond issued

KPN successfully launched a EUR 850m Eurobond with a long seven year maturity and a coupon of 6.50%, with a settlement date of April 2, 2008 and a maturity date of January 15, 2016. The bond has been issued under KPN’s Global Medium Term Note program and is listed on Euronext Amsterdam. The proceeds will be used to redeem the temporary drawdowns on the credit facilities, to refinance bonds maturing in 2008 and for general corporate purposes.

Change in strategy for share repurchases to maximize the number of shares repurchased

Between February 22 and March 31, 2008 KPN repurchased 18.1 million shares at an average price of EUR 11.76, for a total amount of EUR 212.5m (EUR 199.4m of which was settled in Q1). In April 2008, KPN repurchased 6.7m shares for a total amount of EUR 77.3m (average price per share EUR 11.48). As of April 28, 2008 29% of the EUR 1.0bn share repurchase program has been completed.

As of April 29, 2008 KPN will commence executing the remaining EUR 0.7bn of its share repurchase program for 2008 in a slightly different manner. The new program will be more efficient, allowing the repurchase of more shares compared to the previous purchase strategies. The program is in line with the share repurchase mandate approved by the Annual General Meeting of Shareholders (AGM) on April 15, 2008, and may be continued during closed periods.

(1) Please note that the total tax payment for the first quarter amounts to EUR 106m of which EUR 46m relates to the tax recapture at E-Plus

(2) 12 month rolling average excluding book gains and restructuring costs, both over EUR 20m

Operating review

KPN the Netherlands: delivering on strategic priorities in Q1

•                  Consumer has shown a further reduction of line loss and brisk growth in new services such as VoIP and TV. In Consumer wireless, a decrease of revenues is recorded, but the full impact of roaming and MTA cuts has been absorbed without impairing profitability following continued reductions in network costs. Competitive conditions in the wireless market continue to be volatile but are expected to stabilize in the medium term.

•                  Business has shown accelerating growth in IP-based services, outsourcing and most of ICT services. Within ICT Services, the PABX business line got off to a slow start, after an abundant previous quarter. Market share in this business continues to grow and recovery to normal sales levels is expected in the second quarter.

•                  Getronics’ results are encouraging; the acquisition of Getronics by KPN has contributed to significant new contract wins. Restructuring is progressing according to plan.

•                  Within Wholesale & Operations, the first customers have been connected to fiber, whilst at the same time costs and FTE reductions are on track.

Mobile International: continued profitable growth, especially at E-Plus

•                  E-Plus: service revenue growth accelerating through continued customer growth.

•                  BASE: focus on initiatives to reignite growth, favorable MTA decision by Belgian Court.

•                  Mobile Wholesale NL: further growth to come from new wholesale partnerships.

FTE reductions ahead of plan

In the first quarter, the number of FTEs in the Netherlands was reduced by 405 FTEs excluding the acquisition additions of 44 FTEs (excluding Getronics). Outside the Netherlands (excluding Getronics) the number of FTEs increased by 786, mainly due to the acquisition of SMS Michel in Germany. Including Getronics, at March 31, 2008 KPN’s workforce in the Netherlands amounted to 26,414 FTEs and, as a Group, KPN employed 43,409 FTEs.

Collective labour agreement for 2008 and 2009

In March 2008, KPN (excluding Getronics) reached an agreement with trade unions in the Netherlands with respect to proposed changes to the Collective Labor Agreement. An important change is that henceforth indexation of pension entitlements will be based on price inflation instead of KPN’s salary increases. The size of the likely gain on the resulting release of pension provision is being determined.

Restructuring charges

In the first quarter of 2008, restructuring charges amounted to EUR 9m, the same as in Q1 2007. Of this EUR 9m, EUR 2m related to the Netherlands excluding Getronics (Q1 2007: EUR 5m), EUR 1m to Getronics and EUR 6m to Other activities (Q1 2007: EUR 4m).

Performance vs. Outlook

Expected performance in 2008 and beyond in line with guidance

KPN has guided for high single digit growth in its Mobile International business. First quarter performance was a 9.7% increase in revenue and a 7.1% increase in EBITDA on the prior year.

In the Netherlands, guidance was that EBITDA(3) in 2008 would decline by a maximum of EUR 100m, with most cost reductions in the second half of the year. In the first quarter a drop of approximately EUR 20m was recorded. Indications are that EBITDA(4) in the Netherlands is bottoming out, with EBITDA(4) for the last four quarters being EUR 842m (Q2 2007), EUR 801m (Q3 2007), EUR 782m (Q4 2007) and EUR 829m (Q1 2008). Capex for the year 2008 was guided to be approximately EUR 2bn and free cash flow was guided for at least EUR 2.4bn, both of which are confirmed, see also the paragraph on Q1 free cash flow above.

(3) The Netherlands excluding Getronics, iBasis/KGCS and book gains on sale of real estate, in 2007 amounting to EUR 3,274m

Consumer

Financial review

Consumer financial highlights	Q1 2008	Q1 2007	Change
(In millions of euro unless indicated otherwise)
- Voice wireline	219	298	-27%
- Wireless services	410	432	-5.1%
- Internet wireline	252	213	18%
- Other (incl. intercompany revenues)	99	94	5.3%
Revenues and other income	980	1,037	-5.5%

Operating expenses	851	910	-6.5%
Of which: depreciation, amortization and impairments	65	54	20%

EBITDA	194	181	7.2%
EBITDA margin	19.8%	17.5%

Revenues and other income down 5.5%

Revenues and other income for the Consumer segment in Q1 2008 decreased by EUR 57m due to a decrease in wireless services (EUR 22m) and voice wireline services (EUR 79m), which was partly offset by sustained growth in internet services (EUR 39m) as a result of an increasing ADSL customer base. Lower revenues for wireless services were mainly caused by MTA tariff cuts (EUR 13m) and by roaming tariff cuts in the same order of magnitude.

EBITDA up 7.2% in Q1 to EUR 194m

EBITDA increased by EUR 13m compared to Q1 2007 and the EBITDA margin increased in the same period to a record high of 19.8%. This is mainly the result of cost savings from the simplification process, ‘first time right’ initiatives and non recurring VoIP costs (EUR 25m in Q1 2007, of which half relating to Consumer), which together more than compensated for negative MTA and roaming effects and the shift towards lower margin products.

Operating review

Net line loss halved since Q1 2007 to 70k

Net line loss during the quarter improved to 70k, declining for the fourth consecutive quarter. By offering a range of retention offers, KPN has been successful in proactively slowing down the decline in traditional voice. KPN anticipates a further improvement in net line loss beyond Q1 2008, supported by the fiber rollout started in 2008.

Continued growth in VoIP and TV subscribers

KPN’s broadband market share remained stable at circa 44%. KPN’s broadband strategy is focused on strengthening its leading position in each market segment and on increasing customer value. Telfort broadband was recently successfully launched as a value for money brand. KPN’s share of VoIP net additions has increased and currently stands at approximately 50%. Q1 2008 was another quarter with healthy growth of TV subscribers with 56k net adds. The customer base reached 553k (compared to 296k in Q1 2007), representing a market share of 19% of the digital TV market and 8% of the total TV market. KPN’s IPTV proposition has increased its contribution to net additions in the first quarter.

Platforms and services ready for fiber, first customers connected in April

A key objective of the ‘Back to Growth’ strategy is to stop line loss before the end of 2010 on the back of the rollout of Fiber-to-the-Curb (FttC) and Fiber-to-the-Home (FttH) which will improve KPN’s competitive position vis-à-vis cable. A key milestone towards this objective was achieved in Q1. The first FttC and FttH customers are being connected to triple play offers (of which the existing VoIP and IPTV service platforms are key components).

Wireless absorbing impact from regulation

Service revenues were down by 5.3% in Q1 mainly as a result of lower MTA (EUR 13m) and roaming tariffs in the same order of magnitude. The competitive environment continues to be volatile with not all market participants as yet following KPN’s lead to SAC and SRC reductions.

Growth in wireless data

The share of service revenues for data as a percentage of the total service revenues increased by 4%-points to approximately 22% compared to the same quarter last year with non SMS data rapidly on the rise. KPN sees the number of customers with “Surf & Mail” data bundles sharply increasing, whilst on the other hand, mobile broadband services are gathering pace. KPN launched two new core propositions (“Laptop Totaal” for EUR 35/month and “Laptop Totaal Plus” for EUR 45/month, offering download speeds of respectively 768 Kb/s and 1,536 Kb/s). KPN believes that the Netherlands may well take the lead in the deployment of mobile broadband services on the back of an extremely well developed fixed line broadband market in combination with all three mobile operators having made significant investments in UMTS infrastructure. KPN’s UMTS network has recently been tested to be the best of all three by the Dutch government’s Telecom Agency (‘Agentschap Telecom’). Experience to date seems to indicate that the rise of the mobile broadband market will increase overall broadband market size, with consumers in the Netherlands having been conditioned to require very high bandwidth and therefore likely to take a mobile broadband subscription on top of an existing cable or DSL connection.

Business

Financial review

Business financial highlights	Q1 2008	Q1 2007	Change
(In millions of euro unless indicated otherwise)
- Infrastructure Services	622	660	-5.8%
Of which: Wireless Services	213	223	-4.5%
- Corporate Solutions	128	109	17%
- ICT Services	124	131	-5.3%
- Other (incl. intercompany revenues)	-79	-70	13%
Revenues and other income	795	830	-4.2%

Operating expenses	632	661	-4.4%
Of which: depreciation, amortization and impairments	27	25	8.0%

EBITDA	190	194	-2.1%
EBITDA margin	23.9%	23.4%

Organizational restructuring to improve customer focus

As of Q1 2008 a new organizational structure has come into effect in the Business segment. Henceforth reporting of results reflects the new organizational structure and the breakdown of reported results for 2007 has been restated in the interest of comparability. Please refer to Appendix H for details.

Revenues and other income down 4.2% in Q1

Revenues and other income for the Business segment in Q1 2008 decreased by EUR 35m y-on-y. Of this decrease, MTA reduction accounted for EUR 6m whilst the roaming effect is roughly double. The remainder of the decline is attributable to the PABX business line (reported under ICT Services) taking a step back in the first quarter resulting mainly from a peak in the completion of projects in the fourth quarter of 2007). KPN believes that its market share in this line of business is increasing and that as a consequence, revenues will bounce back in the remaining quarters of 2008.

EBITDA down 2.1% in Q1

Despite a decline in revenues and MTA and roaming tariff cuts, EBITDA was almost flat due to ongoing cost reductions. The EBITDA margin increased to 23.9% (up 0.5% point).

Operating review

Continued migration from traditional to IP-based services

The migration from traditional wireline services to IP-based services continued in Q1 2008. Traditional services like PSTN/ISDN were down 7%, while new services like Business DSL and E-VPN were up by more than 60%.

Continued growth in wireless customers, especially in data

The number of wireless business customers increased by 19k in Q1, mainly due to new data customers. The mobile data campaign (successfully started in 2007) continues to show strong results, demonstrated by increased Blackberry, PDA and mobile data card sales. Data (excluding SMS) as a percentage of total wireless services in the quarter showed strong growth to 15%, up from 9% one year ago.

New partnerships in FttO

During Q1, KPN connected 11 business parks to Fiber-to-the-Office (FttO) and is targeting a 60% share of the Top 300 business parks in the Netherlands by the end of 2008. Mostly, KPN prefers a regional marketing approach using local partners. A prime example of this is KPN’s participation in an open partnership with BreedNet for rolling out the largest FttO project in the Netherlands to 14 municipalities in the Amsterdam area, with financial contributions from government and municipalities and a focus on SME and non-profit organizations.

Growth in new ICT services does not compensate decrease in PABX revenues

Whilst the PABX solutions business declined in the first quarter, the new ICT services like ‘Software Online’, narrowcasting and housing & hosting kept growing at a rapid pace. The number of net accounts for Software Online grew significantly to 22k in Q1 2008. Housing services were up close to 45% y-on-y, with our capacity now almost fully utilized. Hosting services were up approximately 40% y-on-y. KPN is currently expanding its capacity in housing services to 17,200m(2), with the fifth KPN cybercenter under construction, as well as by sharing capacity with Getronics datacenters.

Corporate Solutions continues strong growth

Following the successful execution of dedicated programs for new large corporate customers and the cross and upselling to existing customers, Corporate Solutions was able to grow its revenues in Q1 2008 by 17% compared to Q1 2007. The approach to service customers in dedicated programs organized by branches, has proven to be very successful and has increased customer satisfaction in this segment of our business.

Getronics

Financial review

Getronics financial highlights	Q1 2008
(In millions of euro unless indicated otherwise)
Revenues and other income	515

Operating expenses	514
Of which: depreciation, amortization and impairments	23

EBITDA	24
EBITDA margin	4.7%

Strong revenues in Benelux in Q1

In Q1, Getronics generated solid revenues of EUR 515m. The business in the Netherlands was solid across all major activities, with revenues in line with Q1 2007.

EBITDA impacted by release of provisions and lower restructuring costs

EBITDA amounted to EUR 24m, including EUR 4m restructuring costs and integration costs. The EBITDA was positively influenced by a EUR 6m release in provisions related to rental contracts for office buildings.

Operating review

Future-ready through industry leading solutions

Getronics’ strategy is focused on workspace management with the ambition to be the market leader in the Benelux, coupled with a global delivery capability. In March 2008 Getronics launched Future-Ready Workspace 2.0 (FRW). The new workspace management solution differentiates itself as a ‘tailor-made through standardization’ approach for its customers. FRW brings together all the essential workspace tools within a modular ICT workspace environment, whose robust technology enables people to securely communicate and collaborate anytime, anywhere. This concept was presented during an Investor Day on March 6, and has since resulted in positive research reports from leading industry analysts.

Customer wins ongoing

In Q1, new contracts and multi-year contract extensions were signed with key customers including Nestlé, PSN, Kings College London and G4S. PSN, a major international service contractor to oil and gas exploration and production customers, signed a five year agreement for full management of their global IT infrastructure. Nestlé in Switzerland signed a multi-year contract renewal for service desk support activities. Meanwhile the sales funnel of new opportunities is recovering, aided by the decreasing uncertainty on Getronics’ business outlook following its acquisition by KPN. KPN confirms its 2010 outlook for Getronics with EUR 1.5bn of revenues and EUR 125m of EBITDA.

Restructuring on track

The planned integration of KPN ICT Services and Corporate Solutions into Getronics is on track for live implementation on January 1, 2009. The integration of headquarter functions of Getronics into KPN has been completed. Further restructuring of the Dutch organization is in progress and completion is expected in Q2 2008.

Good progress in divesting non-core businesses

KPN confirms its intentions to divest non-core Getronics businesses, as announced on February 5. In the Benelux, KPN is considering divesting Business Applications Services and Business Solutions for local governments and healthcare. Combined, these businesses generate about EUR 400m in annual revenues. The sale process for these businesses started in April 2008, although the final decision to divest will be made depending on market circumstances. In the global operations, several divestments have been completed since the acquisition was closed in October last year. Spain and Portugal were divested in December and Australia in February. To maintain its footprint and portfolio, Getronics has established local partnerships.

Wholesale & Operations

Financial review

Wholesale & Operations financial highlights	Q1 2008	Q1 2007	Change
(In millions of euro unless indicated otherwise)
Revenues	936	910	2.9%
Of which: iBasis (incl. KGCS)	219
Of which: Real Estate	87	91	-4.4%
Other income	17	1	>100%
Of which: iBasis	—
Of which: Real Estate	11	1	>100%
Revenues and other income	953	911	4.6%

Operating expenses	743	783	-5.1%
Of which: depreciation, amortization and impairments	258	354	-27%

EBITDA	468	482	-2.9%
Of which: iBasis	6
Of which: Real Estate	48	42	14%
EBITDA margin	49.1%	52.9%

Revenues up 4.6% to EUR 953m in Q1 due to iBasis

Revenues and other income increased by EUR 42m to EUR 953m, which was mainly the result of the consolidation of iBasis from October 1, 2007 (including KGCS), partly offset by the continued line loss in Consumer and Business. Other income amounted to EUR 17m following a EUR 11m book gain on the sale of real estate and a EUR 6m additional book gain on the sale of KGCS to iBasis.

EBITDA down 2.9%

EBITDA decreased by EUR 14m compared to Q1 2007 due to the decline in traditional voice, partly offset by increased book gains (EUR 17m versus EUR 1m in the prior year), non recurring VoIP costs (EUR 25m in Q1 2007, of which half relating to Wholesale & Operations) and cost savings from FTE reductions. EBITDA margin decreased by 3.8% points, mainly due to lower margins at iBasis (consolidated as of October 1, 2007). In Q1, depreciation and amortization was lower, which is the effect of the expiration of accelerated depreciation and amortization (EUR 76m) of the Telfort network in Q1 2007, partly offset by accelerated depreciation costs of traditional (copper) infrastructure of EUR 19m in Q1 2008.

Operating review

All-IP network rollout on track

The All-IP rollout is on track to achieve the FttC and FttH ambitions in relation to the Consumer segment and to FttO in the Business segment. Capital expenditure within Wholesale & Operations was EUR 146m in the quarter, up from EUR 103m in the first quarter of 2007. Investments in fiber construction ahead of the commercial rollout in the Consumer and Business segments are the main cause for this step up.

Best quality wireless network in the Netherlands

This quarter, KPN upgraded the speed of its HSDPA network – with population coverage of over 95% – from 1.8 Mb/s to 3.6 Mb/s nationwide. Meanwhile, KPN was the first mobile operator in the Netherlands to introduce HSUPA. As at the end of Q1 2008, KPN’s DVB-H coverage amounted to 70%. The commercial launch of DVB-H (mobile digital TV services) is anticipated for mid 2008.

Sale of top real estate portfolio in progress

As part of the drive to generate a total of EUR 1bn of cash inflow from the sale of surplus real estate in the period 2007 to 2011, KPN intends to sell its portfolio of top real estate first. This portfolio contains 34 buildings at prime locations in the Netherlands. The information memorandum has been sent to potential buyers and KPN has already received strong interest. The sale is planned for mid 2008 and is expected to generate proceeds of about EUR 300m.

Good progress in efficiency improvements and cost reductions

During the first quarter of 2008, good progress was made in efficiency improvements and cost reduction programs. Among other factors, this is reflected in a further 186 FTE reduction within Wholesale & Operations.

iBasis Q1 2008 results published on April 28, 2008

iBasis published its Q1 2008 results on April 28, 2008. For a more extensive description of the financial and operating review in Q1 2008, please refer to the iBasis press release available at www.ibasis.com.

E-Plus

Financial review

E-Plus financial highlights	Q1 2008	Q1 2007	Change
(In millions of euro unless indicated otherwise)
Service revenues	705	660	6.8%
Hardware and other revenues	50	38	32%
Revenues and other income	755	698	8.2%

Operating expenses	634	623	1.8%
Of which: depreciation, amortization and impairments	163	178	-8.4%

EBITDA	284	253	12%
EBITDA margin	37.6%	36.2%

Revenues and other income up 8.2% in Q1

Revenues and other income at E-Plus increased by 8.2% in Q1 or EUR 57m y-on-y to EUR 755m, due to the continued success of the challenger strategy and including the acquisition effect of SMS Michel (EUR 18m). The negative MTA impact on Q1 revenues amounted to EUR 11m.

EBITDA up 12%, margin almost 38% in Q1 2008

EBITDA in Q1 2008 amounted to EUR 284m, up 12% or EUR 31m compared to Q1 2007 mainly due to the continued focus on costs. Subscriber acquisition and retention costs went down from EUR 84 in Q1 2007 to EUR 67 in Q1 2008 resulting in a strong EBITDA margin of 37.6% in Q1.

Operating review

Customer base exceeds 15 million customers

Net additions in the first quarter amounted to 576k through continued growth in new brands on the E-Plus network with a very large contribution from MVNOs. The total customer base at the end of Q1 was 15.4 million, up 17% compared to Q1 2007. New brands now represent 55% of the total customer base, or 8.4 million customers.

Service revenue growth accelerated to 6.8% despite MTA cuts

Despite further MTA cuts since December 1, 2007, service revenue growth for the quarter was 6.8% compared to Q1 2007, mainly due to the contribution of the record net additions in 2007. Service revenue market share increased by 1.2%-points y-on-y to 14.7%.

Selective 3G rollout following demand

E-Plus’ share of non-voice continues to rise, from 19% in Q1 2007 to 22% in Q1 2008. E-Plus is executing a selective 3G rollout in Germany in areas where demand is clustered. The related capital expenditure is included in KPN’s guidance given at the beginning of the year. By the end of Q1, the nationwide indoor coverage through 2G had been enhanced to 83%, reaching the same level as competition.

Lower distribution costs through expansion of captive channels

The distribution strategy of E-Plus is focused on expanding the E-Plus branch network from 500 to over 700 locations by the end of 2008. E-Plus is moving from more expensive dealers towards captive channels. This will be a key instrument to lowering the SAC/SRC and towards more effective targeting of high value postpaid customers. Key milestones in pursuit of this objective are the acquisition of German retail chain SMS Michel by KPN in Q1 2008, with approximately 200 locations, followed in April by the takeover of rental agreements for more than 50 small sized shops from Tchibo at prime locations in Germany. The majority of these shops will be rebranded as E-Plus in due course. With these acquisitions, E-Plus’ branch network has expanded to about 650 locations, while another 100 multi-network shops are being operated as SMS Michel.

BASE

Financial review

BASE financial highlights	Q1 2008	Q1 2007	Change
(In millions of euro unless indicated otherwise)
Service revenues	145	149	-2.7%
Hardware and other revenues	5	3	67%
Revenues and other income	150	152	-1.3%

Operating expenses	123	119	3.4%
Of which: depreciation, amortization and impairments	27	27	—

EBITDA	54	60	-10%
EBITDA margin	36.0%	39.5%

Revenue and other income down 1.3%

Revenues and other income at BASE in Q1 2008 were down 1.3% or EUR 2m to EUR 150m, following steep cuts in mobile termination rates and cuts in roaming charges.

EBITDA decrease mainly due to regulation

EBITDA decreased in Q1 2008 by 10% or EUR 6m to EUR 54m compared to Q1 2007. The EBITDA margin for Q1 2008 was 36.0%, compared to 39.5% for Q1 2007. The lower EBITDA was a direct result of the impact of regulation (MTA impact of EUR 9m) and roaming cuts, combined with the increased operating expenses related to Allo Telecom, the distribution network of 51 stores acquired in Q3 2007.

Operating review

Q1 performance in line with prior quarters: BASE continues to deliver customer growth

In the first quarter of 2008, BASE added another 137k customers to its client base, predominantly in the prepaid and MVNO segment. The number of customers at the end of the quarter totaled 3 million, up 21% compared to Q1 2007.

Service revenues down EUR 4m due to MTA cuts

Service revenues decreased by 2.7% to EUR 145m (Q1 2007: EUR 149 m), an improvement from the 5.7% y-on-y decline in Q4 2007. These results do not yet reflect the positive draft decision of BIPT on April 11, 2008, setting new MTA tariffs retrospectively from January 1, 2008. The April 11 BIPT draft decision followed the judgment of the Brussels Court of Appeal which suspended the BIPT decision of December 18, 2007. Please refer to the paragraph on Regulatory developments for further information.

Growth in data traffic

BASE has continued to grow its data revenues and enhance its data offering. Initiatives such as the offering of free data traffic and the new reduced pricing for data roaming (equal pricing for national traffic and international roaming traffic on the ‘Challenger’ networks in ten European countries) have proven to be successful.

Mobile Wholesale NL

Financial review

Mobile Wholesale NL financial highlights	Q1 2008	Q1 2007	Change
(In millions of euro unless indicated otherwise)
Service revenues	84	82	2.4%
Hardware and other revenues	1	1	—
Revenues and other income	85	83	2.4%

Operating expenses	56	61	-8.2%
Of which: depreciation, amortization and impairments	7	6	17%

EBITDA	36	28	29%
EBITDA margin	42.4%	33.7%

Continued organic growth, revenues up 2.4%

Revenues and other income at Mobile Wholesale NL increased in Q1 by EUR 2m y-on-y. The business continues to show profitable organic growth in the face of tough competition, resulting in continued price pressure. MTA (EUR 2m) and roaming tariff regulation had a negative impact on revenues compared to Q1 2007.

Strong EBITDA increase of 29%, margin increased to 42% in Q1

EBITDA performance was strong in Q1 with EBITDA of EUR 36m, up nearly 30% in Q1 2008. Of this increase, 6%-points were caused by a one-off gain.

Operating review

Continued customer growth

In Q1 2008, the customer base grew by only 8k customers, which was caused by high churn of inactive prepaid users (mainly in the ethnic segment), partly offset by postpaid customer growth. The total customer base amounts to 1.8 million customers. Competition in the ethnic segment is increasing, but KPN has strengthened its position through the acquisition of a majority stake in Ortel Mobile (see the Financial and operating review of Mobile International – Other).

New wholesale partners gearing up for launch in Q2

KPN continued to sign up new wholesale partners in Q1 2008, including Rabo Mobiel, an MVNO switching to KPN from Orange, and Solcon, a Dutch company already active in Internet and fixed telecoms.

Mobile International - Other

Financial review

Mobile International - Other financial highlights	Q1 2008	Q1 2007	Change
(In millions of euro unless indicated otherwise)
Service revenues	13	9	44%
Hardware and other revenues	37	1	>100%
Intercompany revenues	-12	-6	-100%
Revenues and other income	38	4	>100%

Operating expenses	57	9	>100%
Of which: depreciation, amortization and impairments	6	1	>100%

EBITDA	-13	-4	>100%
EBITDA margin	n.m.	n.m.

Financials driven by recent acquisitions

Revenues and EBITDA movement reflect the recent acquisition of Tele2 Belgium, which strengthens the distribution of BASE, and the initial costs related to the launch of the MVNO in Spain. Furthermore, KPN’s growing mobile service provider Sympac, offering wireless services across markets to multinationals through partners, and YES Telecom, targeting the SME/SoHo segment through personalized voice and data propositions, have been consolidated in Mobile International - Other since Q1 2008. Previously, they were included in the Business segment of KPN the Netherlands. For comparability purposes, the 2007 quarterly and full year numbers have been restated. Please refer to Appendix H for further details.

Operating review

Continued growth of Tele2 Mobile

Tele2 Belgium’s mobile propositions (prepaid ‘Smart’ and postpaid ‘Champion’), that were launched in December 2007 through the BASE network, continue to do well. Based on the success of these propositions Tele2 Belgium expects to launch more products to cover additional market segments in the near future.

Successful MVNO launch in Spain

KPN has set up a Spanish MVNO, based on a proprietary international platform, to leverage its wholesale models and multi-brand strategy outside its current footprint. Consumer demand for KPN’s international Simyo brand, launched at the end of January in the Spanish market, meets expectations. In addition, several wholesale partners such as Euphony and Bankinter have launched their wireless services in cooperation with KPN. KPN expects to launch further partnerships with locally and internationally established companies in the near future. Based on the success of the wholesale business model in all its markets, KPN continues to explore opportunities in other European markets to leverage its wholesale partnerships.

Acquisition of Blau and Ortel to strengthen distribution in ethnic and discount segment

The acquisition of a majority stake in Ortel Mobile, a leading provider of prepaid services to the ethnic segment through KPN’s networks in the Netherlands, Germany and Belgium, has been approved by the Dutch and German competition authorities and was closed on April 22, 2008.

On March 26, 2008 KPN announced that it had entered into an agreement to acquire Blau Mobilfunk, a wholesale partner of KPN’s German mobile operator E-Plus, focusing on the discount and ethnic market segments via own and partner brands. Through the acquisition, E-Plus will further strengthen its strategic position in the growing discount and ethnic segments in Germany. The transaction is subject to approval from the German competition authority.

Other activities

Financial and operating review

Other financial highlights	Q1 2008	Q1 2007	Change
(In millions of euro unless indicated otherwise)
Revenues	2	1	100%
Other income	19	5	>100%
Revenues and other income	21	6	>100%

Operating expenses	29	13	>100%
Of which: depreciation, amortization and impairments	1	—

EBITDA	-7	-7	—
EBITDA margin	-33.3%	n.m.

Revenues and other income positively affected by release of a provision of EUR 20m

•                  Revenues and other income for the Other activities segment increased by EUR 15m compared to Q1 2007 which was largely caused by the release of a provision regarding the sale of a subsidiary in 2002.

•                  In Q1 2007 EUR 4m was included in other income related to the additional book gain on the sale of Xantic.

•                  Despite lower headquarter costs, operating expenses increased as a result of higher restructuring costs together with lower management fee charges to the operating companies.

Other developments

Regulatory developments

KPN applied for delisting from New York, London and Frankfurt Stock Exchanges

In April, KPN delisted its ADRs (American Depositary Receipts) from the New York Stock Exchange and its ordinary shares from the London Stock Exchange. The listing in Frankfurt will be terminated in Q3 2008. In order to allow investors to continue to buy and hold ADRs, KPN has introduced a Level I ADR program on the US over-the-counter market. Following the delisting in New York on April 4, 2008 all reporting obligations under the Securities and Exchange Act for Sarbanes Oxley (SOx) have been suspended. However, KPN remains committed to high standards for corporate governance, in line with the Dutch Corporate Governance Code. The positive elements from SOx will continue to form an integral part of governance, internal control and reporting.

Proposed MTA tariff reductions in Belgium

BASE launched both suspension and annulment proceedings against BIPT’s decision of December 18, 2007 setting maximum MTA’s as from February 1, 2008. On April 4, 2008, the Court of Appeal of Brussels rendered a judgment suspending the BIPT decision of December 18, 2007 as regards the maximum tariffs imposed, pending the outcome of the annulment procedure. On April 11, 2008 BIPT published a new draft decision for consultation whereby BIPT proposes to set new MTA caps as of May 1, 2008 as follows:

In EUR/minute	May 1, 2008	July 1, 2008

Proximus	7.48 ct	6.56 ct
Mobistar	9.38 ct	8.21 ct
BASE	11.2 ct	10.41 ct

In its draft decision, BIPT does not exclude a possible new revision during 2008. Operators could submit comments to the draft decision of BIPT until April 18, 2008.

MTA tariff reductions in the Netherlands

On July 30, 2007, OPTA published its decision for MTA tariffs in the Netherlands until 2010. All mobile operators have implemented the OPTA decision as of August 15, 2007. UPC appealed against the decision to the Dutch commercial court (‘College van Beroep voor het Bedrijfsleven’ (CBb)). In a reaction to this appeal, the mobile operators also appealed to prevent reductions further than mandated by OPTA. The CBb decision is expected in Q2 2008.

Subsequent events

AGM approved final dividend 2007

At the AGM, held on April 15, 2008, a final dividend for 2007 of EUR 0.36 per share was approved. An interim dividend of EUR 0.18 per share had already been paid in August 2007. The final net dividend was paid on April 25, 2008, totaling EUR 543m, while dividend taxes will be paid in May 2008.

40.6 million of outstanding shares cancelled on April 1, 2008

On April 1, 2008 KPN concluded the cancellation of 40,579,700 ordinary shares which had been repurchased as part of the EUR 0.5bn share repurchase program in 2007. Following this cancellation, KPN has 1,802,902,513 shares outstanding as of April 1, 2008.

Dutch Telecom Agency published the results of its investigation on UMTS networks on April 3, 2008

On April 3, 2008 the Dutch government’s Telecom Agency revealed the results of the supervision activities concerning the rollout obligations of UMTS. Because Telfort uses the KPN network, Telfort operates within the UMTS spectrum which relates to the KPN UMTS license. Agentschap Telecom has expressed its intention to impose an order for periodic penalty payments on Telfort for a period of two years, adding up to a maximum of EUR 40m. KPN intends to challenge any such order.

Compliance Charter ‘Handvest KPN en OPTA’

On April 24, 2008 KPN and OPTA signed a Compliance Charter ‘Handvest KPN en OPTA’ containing agreement on the key elements of KPN’s effective compliance organization and respective key performance indicators as well as procedures to improve the transparency of communications between OPTA and KPN, for example regarding interpretation issues.

General

Accounting principles

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the 2007 Annual Report and Form 20-F. The applied accounting principles are in line with those as described in the 2007 Annual Report and Form 20-F. The 2007 Annual Report and Form 20-F has been filed with the SEC on March 5, 2008. All figures in this quarterly report are unaudited and based on IFRS.

In Q1 2008 the new guidance (IFRIC 14) changed the way pension scheme surpluses are accounted for. The assets in KPN’s financial statements are not limited by the IFRIC interpretation. IFRIC 14 addresses how entities should determine the limit placed by IAS 19 Employee Benefits on the amount of a surplus in a pension plan they can recognize as an asset, how a minimum funding requirement affects that limit and when a minimum funding requirement creates an onerous obligation that should be recognized as a liability in addition to that otherwise recognized under IAS 19.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, its and its joint ventures’ share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside KPN’s control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in the 2007 Annual Report and Form 20-F.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for KPN’s GAAP figures. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise.

KPN defines EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of intangible assets. Note that KPN’s definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization and should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating result) is provided. In the net debt/EBITDA ratio, KPN defines EBITDA as a 12 month rolling average excluding book gains and restructuring costs, both over EUR 20m. For 2008 and subsequent years, free cash flow is defined as cash flow from operating activities plus proceeds from real estate, minus capital expenditures (capex), being expenditures on PP&E and software, and excluding tax recapture at E-Plus.

Profile

KPN is the leading telecommunications and ICT service provider in the Netherlands, offering wireline and wireless telephony, internet and TV to consumers and end-to-end telecom and ICT services to business customers. KPN’s subsidiary Getronics operates a global ICT services company with a market leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.

At March 31, 2008, KPN served over 35 million customers, of which 27.5 million in wireless services, 5.3 million in wireline voice, 2.4 million in broadband Internet and 0.6 million in TV. With 25,925 FTEs (43,409 FTEs including Getronics), KPN posted revenues of EUR 3.6bn and an EBITDA of EUR 1.2bn in Q1 2008. KPN was incorporated in 1989 and is listed on the Amsterdam and Frankfurt stock exchanges, having recently delisted from the New York and London stock exchanges.

Results 2008 for the first quarter, ending March 31, 2008

APPENDICES

Financial Statements

A)	Consolidated Income Statement
B)	Consolidated Balance Sheet
C)	Consolidated Cash Flow Statement
D)	Consolidates Change in Group Equity
E)	Other Disclosures
F)	Dutch wireless services disclosure
G)	Impact of MTA tariff reductions
H)	Restatements reported figures 2007
I)	Operating result to EBITDA
J)	Noteworthy items

You will find more information regarding the Key Operating Metrics on our website www.kpn.com/ir, section Publications, Financial publications, Quarterly factsheets

Appendix (A) Consolidated Income Statement

(In millions of euro, unless indicated otherwise)	Q1 2008	Q1 2007

Revenues	3,532	2,918
Other income	38	6
Revenues and other income	3,570	2,924

Own work capitalized	-24	-44
Cost of materials	249	207
Work contracted out and other expenses	1,260	1,047
Salaries and social security contributions	637	364
Depreciation, amortization and impairments	583	652
Other operating expenses	217	161
Total operating expenses	2,922	2,387

Operating result	648	537

Finance income	13	6
Finance costs	-169	-133
Other financial results	-9	-5
Share of profit of associates and joint ventures	-6	1
Profit before income tax	477	406

Income tax	-143	-93
Profit for the period	334	313

Profit attributable to minority shareholders	-1	—
Profit attributable to equity holders	335	313

Earnings per ordinary share/ADS, on a non diluted basis (in EUR)	0.19	0.16
Earnings per ordinary share/ADS on a fully diluted basis (in EUR)	0.19	0.16

Appendix (B) Consolidated Balance Sheet

ASSETS	March 31, 2008	December 31, 2007
(In millions of euro)
NON-CURRENT ASSETS
Intangible assets
Goodwill	5,843	5,781
Licenses	3,381	3,457
Software	393	410
Other intangibles	819	776
Total intangible assets	10,436	10,424

Property, plant & equipment
Land and buildings	790	793
Plant and equipment	5,925	6,070
Other tangible fixed assets	188	211
Assets under construction	847	792
Total property, plant & equipment	7,750	7,866

Investments in joint ventures and associates	21	27
Derivative financial instruments	9	11
Deferred tax assets	2,043	2,185
Trade and other receivables	191	197
Total non-current assets	20,450	20,710

CURRENT ASSETS
Inventories	148	150
Trade and other receivables	2,939	2,759
Available-for-sale financial assets	2	3
Cash and cash equivalents	968	1,148
Total current assets	4,057	4,060

Non-current assets and disposal groups held for sale	12	27

TOTAL	24,519	24,797

Appendix (B) Consolidated Balance Sheet - continued

LIABILITIES	March 31, 2008	December 31, 2007
(In millions of euro)
GROUP EQUITY
Equity attributable to equity holders	4,609	4,490
Minority interests	27	28
Total group equity	4,636	4,518

NON-CURRENT LIABILITIES
Borrowings	9,310	9,454
Derivative financial instruments	495	329
Deferred tax liabilities	1,890	2,055
Retirement benefit obligations	1,162	1,198
Provisions for other liabilities and charges	377	390
Other payables and deferred income	313	276
Total non-current liabilities	13,547	13,702

CURRENT LIABILITIES
Trade and other payables	3,863	3,897
Borrowings	2,067	2,301
Derivative financial instruments	45	28
Current tax liabilities	294	278
Provisions for other liabilities and charges	67	73
Total current liabilities	6,336	6,577

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	—	—

TOTAL	24,519	24,797

Appendix (C) Consolidated Cash Flow Statement

(In millions of euro)	Q1 2008	Q1 2007

Profit before income tax	477	406
Finance costs – net	165	132
Share of the profit of associates and joint ventures	6	-1

Adjustments for:
Depreciation, amortization and impairments	583	652
Share-based compensation	2	3
Other income	-15	-6
Changes in provisions (excluding deferred taxes)	-61	-65

Changes in working capital:
Inventories	14	3
Trade receivables	40	5
Prepayments and accrued income	-163	-133
Other current assets	-34	-35
Accounts payables	-63	-25
Accruals and deferred income	-28	-63
Current liabilities (excluding short-term financing)	-40	20
Received dividends	—	—
Taxes received (paid)(4)	-106	0
Interest paid	-129	-59
Net cash flow provided by operating activities	648	834

Acquisition of subsidiaries, associates and joint ventures	-52	—
Disposal of subsidiaries, associates and joint ventures	4	15
Investments in intangible assets (excluding software)	-9	—
Disposal of intangibles	2	—
Investments in property, plant & equipment and software(5)	-356	-276
Disposal of property, plant & equipment and software	14	—
Other changes and disposals	—	—
Net cash flow used in investing activities	-397	-261

Share repurchases	-199	-199
Share repurchases for option plans	—	—
Dividends paid	—	—
Exercised options	2	3
Proceeds from borrowings	130	—
Repayments of borrowings	-429	-266
Other changes in interest-bearing current liabilities	—	—
Net cash flow used in financing activities	-496	-462

Changes in cash and cash equivalents	-245	111

Net Cash and cash equivalents at beginning of period	662	429
Changes in cash and cash equivalents	-245	111
Exchange rate differences	-2	—
Net Cash and cash equivalents at end of period	415	540
Add: Debit cash balances	553	385
Cash and cash equivalents at end of period	968	925
Of which classified as held for sale	—	—

(4) Of which EUR 46m related to the tax recapture at E-Plus

(5) Of which investments related to software (2008 Q1: EUR 78m, 2007 Q1: EUR 48m)

Appendix (D) Consolidated Statement of Changes in Group Equity

	Attributable to	Minority	Total Group
(In millions of euro, except for number of shares)	equity holders	Interests	Equity

Balance as of January 1, 2007	4,195	1	4,196

- Cash flow hedges, net of taxes	11	—	11
- Currency translation adjustments	—	—	—
Net income recognized directly in equity	11	—	11

- Profit for the year	313	—	313
Total recognized income up to March 31, 2007	324	—	324

- Share-based compensation	3	—	3
- Tax on share-based compensation	4	—	4
- Exercised options	3	—	3
- Shares repurchased (including for option plans and repurchase cost)	-137	—	-137
- Interest on dividend tax paid (net effect)	-3	—	-3
- New consolidations / other	—	-1	-1
Total changes	-130	-1	-131

Balance as of March 31, 2007	4,389	0	4,389

Number of issued shares as of March 31, 2007	1,928,551,326

Weighted average number of outstanding shares during the period January 1, 2007 up to March 31, 2007 (excluding the average number of repurchased shares and shares for option plans)	1,907,908,822

Balance as of January 1, 2008	4,490	28	4,518

- Cash flow hedges, net of taxes	-3	—	-3
- Currency translation adjustments	-4	—	-4
Net income recognized directly in equity	-7	—	-7

- Profit attributable to equity holders	335	-1	334
Total recognized income up to March 31, 2008	328	-1	327

- Share-based compensation	2	—	2
- Tax on share-based compensation	—	—	—
- Exercised options	2	—	2
- Shares repurchased (including for option plans and repurchase cost)	-213	—	-213
- Interest on dividend tax paid (net effect)	—	—	—

- New consolidations	—	—	—
Total changes	-209		-209

Balance as of March 31, 2008	4,609	27	4,636

Number of issued shares as of March 31, 2008(6)	1,843,482,213

Weighted average number of outstanding shares during the period from January 1, 2008 up to March 31, 2008 (excluding the average number of repurchased shares and shares for option plans)	1,786,449,039

(6) On April 1, 2008 KPN cancelled 40,579,700 shares repurchased under the 2007 repurchase program. After cancellation of these shares, the total number of issued shares amounts to 1,802,902,513.

Appendix (E) Other Disclosures

Business combinations

During the period to March 31, 2008, KPN acquired companies and activities, which qualify as business combinations under IFRS. Consequently, the provisions of IFRS 3 are to be applied for those acquisitions. The acquisitions in Q1 2008 were SMS Michel Communication GmbH, ApplicationNet BV, Gemnet CSP BV and IPT Medical Services BV. KPN has performed preliminary purchase price allocations for these acquisitions in aggregate as shown below:

(In millions of euro)

Considerations paid for business combinations (net of cash)	49

Total cash included in acquired companies	1
Total deferred consideration	34
Total gross consideration for business combinations including transaction costs	84
Fair value net assets acquired (refer to table below)	-20

Goodwill paid for new business combinations	64

Acquisitions in Q1 2008: SMS Michel, ApplicationNet, IPT Medical Services and Gemnet CSP

After the German competition authority Bundeskartellamt approved KPN’s acquisition of SMS Michel Communication GmbH with no remedies, KPN completed the transaction with SMS Michel on February 12, 2008. KPN completed the transactions with Gemnet CSP, ApplicationNet and IPT Medical Services on January 9, February 20 and February 29, 2008 respectively from which dates those companies have been consolidated. The assets and liabilities arising from these acquisitions(7) are as follows:

(In millions of euro)	Fair value as of acquisition date

Tradename	9
Customer relationships	4
Other intangibles	26
Property, plant and equipment	8
Other non-current assets	4
Inventories	11
Other current assets	27
Cash and cash equivalents	1
Provisions	-13
Long-term interest bearing debt	-11
Short-term interest bearing debt	—
Deferred tax liabilities	-11
Current liabilities	-35
Net assets at fair value at acquisition date	20
Total consideration paid	84
Goodwill	64

(7) If these acquisitions had occurred on January 1, 2008, KPN estimates consolidated revenues would have been approximately EUR 22m higher and profit for the year would have been unaffected.

Off-balance sheet commitments

The off-balance sheet commitments as of March 31, 2008, amounting to EUR 4.6bn, were EUR 0.3bn higher compared to those as of December 31, 2007 (EUR 4.3bn) disclosed in the 2007 Annual Report and Form 20-F. The difference is mainly caused by increases in capital expenditure commitments of EUR 0.1bn and purchasing commitments of EUR 0.3bn, partly offset by a decrease in the rental and operating lease contracts of EUR 0.1bn.

Appendix (F) Dutch wireless services Disclosure

(In millions of euro)	Q1 2008	Q1 2007

Service revenues	704	733
- Consumer Segment	394	416
- Business Segment	226	235
- Mobile Wholesale NL	84	82

SAC/SRC (in euro)
- Consumer Segment	142	129
- Business Segment	366	288

Appendix (G) Impact of MTA tariff reductions

	Q1 2008
Additional decline compared to the same period last year	Revenues and other income	EBITDA/Operating result
(In millions of euro)
- E-Plus	-11	-6
- BASE	-12	-9
- Mobile Wholesale NL	-2	-2
Total Mobile International	-25	-17

- Consumer	-13	-7
- Business	-6	-1
- Getronics	—	—
- Wholesale & Operations (incl. iBasis)	-4	—
Total KPN The Netherlands	-23	-8

Intercompany eliminations	5	—

KPN Consolidated	-43	-25

Appendix (H) Restatements reported figures 2007

Organizational structure changed in Q1 2008

•                  Reorganization relates to Business segment only

•                  Impact on Mobile International and Wholesale & Operations

•                  No impact on total group level

As from January 1, 2008, the Business segment operates with an organizational structure that is more aligned with KPN’s strategy and increases customer focus. The Business segment now operates along three business lines:

•                  Infrastructure Services: connectivity, wireline and wireless services;

•                  ICT Services: all managed services for voice and data. Housing and hosting is also part of ICT Services;

•                  Corporate Solutions: workspace management and end-to-end ICT solutions for top 500 clients.

As a result of the new structure, we have changed our reporting format along these business lines. Please refer to the Q1 2008 ‘Facts and figures first quarter 2008’ on www.kpn.com/ir for further details.

	Revenues and other income			EBITDA
(In millions of euro)	Old reporting	New reporting	Change	Old reporting	New reporting	Change

- Consumer	4,133	4,133	—	707	707	—
- Business	3,382	3,293	-89	759	751	-8
- Getronics	488	488	—	23	23	—
- Wholesale & Operations	3,870	3,841	-29	1,995	2,017	22
- Other (incl. intercompany)	-2,860	-2,770	90	-5	-7	-2
Total KPN the Netherlands	9,013	8,985	-28	3,479	3,491	12

- E-Plus	2,963	2,963	—	1,113	1,113	—
- BASE	613	613	—	230	230	—
- Mobile Wholesale NL	344	344	—	129	129	—
- Other (incl. intercompany)	40	57	17	-6	-18	-12
Total Mobile International	3,960	3,977	17	1,466	1,454	-12

Other activities	10	10	—	-45	-45	—

Intercompany	-351	-340	11	—	—	—

KPN Group	12,632	12,632	—	4,900	4,900	—

Old reporting format

Revenues and other income (in millions of euro)

Corporate Solutions	585
- End-to-end ICT services	17%
- Outsourcing services

Voice Wireline	1,028
- Access, originating traffic	30%
- Traditional, VoIP

Wireless Services	916
- Originating, terminating voice	27%
- Data services

Network Services	776
- Connectivity	23%
- Housing, hosting services

Application services	477
- Installation, servicing (IP) PBX	14%
- Managed services

Other	-400
- Sales force
- Narrowcasting
- Intercompany

Business	3,382

New reporting format

Revenues and other income (in millions of euro)

1) Infrastructure Services	2,552
- Voice wireline	77%
- Data, network services
Of which:
- Wireless revenues	870

2) ICT Services	539
- Installation, servicing (IP) PBX	16%
- Housing, hosting services
- Narrowcasting

3) Corporate Solutions	499
- End-to-end ICT services	15%
- Outstanding

Other	-297
- Sales force
- Intercompany

Business	3,293

Appendix (I) Operating result to EBITDA

	Q1 2008			Q1 2007
	Operating			Operating
(In millions of euro)	Result	DA & I(8)	EBITDA	Result	DA & I	EBITDA

- Consumer	129	65	194	127	54	181
- Business	163	27	190	169	25	194
- Getronics	1	23	24	—	—	—
- Wholesale & Operations (incl. iBasis)	210	258	468	128	354	482
- Other	-5	6	1	-5	7	2
Total KPN The Netherlands	498	379	877	419	440	859

- E-Plus	121	163	284	75	178	253
- BASE	27	27	54	33	27	60
- Mobile Wholesale NL	29	7	36	22	6	28
- Other	-19	6	-13	-5	1	-4
Total Mobile International	158	203	361	125	212	337

Other activities	-8	1	-7	-7	—	-7

KPN Group	648	583	1,231	537	652	1,189

(8) Depreciation, amortization and impairments

Appendix (J) Noteworthy items

(In millions of euro)	Q1 2008	Q1 2007

Revenue effect MTA	-43	-31
EBITDA effect MTA	-25	-14
Book gain on sale of subsidiaries	6	4
Book gain on sale of real estate	11	1
Additional costs to solve VoIP issues		-25
Restructuring charges	-9	-9
Depreciation effect Telfort network integration		-19
Amortization effect Telfort network integration		-57
Accelerated depreciation traditional (copper) network	-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 5, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel